STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 11, 2006

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

EXHIBITS

Exhibit 99.1

Report of the Condensed Consolidated Results of Operations for the Third Quarterly Period Ended November 27, 2005.

2

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: January 11, 2006	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

3

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

INDEX TO THE REPORT OF THE CONDENSED CONSOLIDATED RESULTS OF OPERATIONS

FOR THE QUARTERLY PERIOD ENDED NOVEMBER 27, 2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of November 27, 2005 and February 27, 2005 (Unaudited)

	November 27, 2005	February 27, 2005
	(in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$23,965	$34,751
Accounts receivable, net of allowance for doubtful accounts of $551 and $755	39,979	60,577
Inventory	21,070	32,512
Prepaid expenses and other current assets	7,290	7,222

Total current assets	92,304	135,062

Property, plant and equipment, net	33,774	35,250
Intangible assets, net	18,058	22,898
Goodwill	4,315	4,412
Other assets	13,313	14,540

Total assets	$161,764	$212,162

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$—	$10,943
Accounts payable	14,773	15,903
Accrued expenses	33,587	40,298
Deferred revenue	33,617	49,741
Other current liabilities	5,142	7,437

Total current liabilities	87,119	124,322

Long-term debt	150,101	163,292
Embedded derivatives	2,850	3,620
Other liabilities	2,510	3,252

Total liabilities	242,580	294,486

Stockholder’s deficit:
Ordinary stock, $30 par value, 2,401 shares authorized, issued and outstanding	72,015	72,015
Additional paid-in capital	67,119	67,137
Deferred compensation	—	(20)
Accumulated deficit	(114,747)	(117,213)
Accumulated other comprehensive loss	(1,290)	(330)

	23,097	21,589
Preferred shares held in Parent, at cost, 4,938 shares	(58,700)	(58,700)
Ordinary shares held in Parent, at cost, 6,763 shares	(45,213)	(45,213)

Total stockholder’s deficit	(80,816)	(82,324)

Total liabilities and stockholder’s deficit	$161,764	$212,162

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal three-month periods ended November 27, 2005 and November 28, 2004 (Unaudited)

	November 27, 2005	November 28, 2004
	(in thousands, except per share amounts)
REVENUE
Product	$26,391	$28,329
Service	37,441	39,900

Total revenue	63,832	68,229

COST OF REVENUE
Product	15,312	14,395
Service	15,842	17,163
Amortization of intangibles	502	502

Total cost of revenue	31,656	32,060

Gross profit	32,176	36,169

OPERATING EXPENSES
Research and development	9,562	11,988
Sales, marketing, general and administrative	14,667	16,556
Amortization of intangibles	1,150	1,150

Total operating expenses	25,379	29,694

Profit from operations	6,797	6,475
Interest income	108	44
Interest (expense)	(5,171)	(5,670)
Other income (expense), net	(2,334)	152

Income (loss) before income taxes	(600)	1,001
Provision for income taxes	8	(209)

Net income (loss)	$(608)	$1,210

Net income (loss) per share:
Basic and diluted	$(0.25)	$0.50
Weighted average shares used to compute net income (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal nine-month periods ended November 27, 2005 and November 28, 2004 (Unaudited)

	November 27, 2005	November 28, 2004
	(in thousands, except per share amounts)
REVENUE
Product	$80,294	$85,653
Service	114,062	119,566

Total revenue	194,356	205,219

COST OF REVENUE
Product	45,284	48,956
Service	47,448	53,368
Amortization of intangibles	1,506	1,506

Total cost of revenue	94,238	103,830

Gross profit	100,118	101,389

OPERATING EXPENSES
Research and development	30,016	36,877
Sales, marketing, general and administrative	45,625	48,069
Amortization of intangibles	3,450	3,450
Restructuring charges	186	(10)

Total operating expenses	79,277	88,386

Profit from operations	20,841	13,003
Interest income	300	101
Interest (expense)	(16,293)	(16,180)
Other income (expense), net	(1,284)	(597)

Income (loss) before income taxes	3,564	(3,673)
Provision for income taxes	1,098	967

Net income (loss)	$2,466	$(4,640)

Net income (loss) per share:
Basic and diluted	$1.03	$(1.93)
Weighted average shares used to compute net income (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal nine-month periods ended November 27, 2005 and November 28, 2004

	November 27, 2005	November 28, 2004
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$2,466	$(4,640)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,446	18,330
Amortization of deferred financing costs and debt discount	3,029	2,148
Provision for doubtful accounts	(119)	(111)
Change in fair value of embedded derivatives	(594)	785
Inventory reserve provision	3,315	2,376
Loss from debt repurchase	1,317	—
Gain on sale of subsidiary	(500)	—
Other non-cash adjustments	243	1,098
Changes in assets and liabilities
Accounts receivable	18,416	1,464
Inventory	1,931	(597)
Prepaid expenses and other current assets	(591)	59
Accounts payable	(578)	(2,944)
Accrued expenses	(5,617)	4,141
Income taxes payable	(1,875)	(106)
Deferred revenue	(14,251)	(1,781)
Other long-term assets and liabilities	(799)	(1,312)

Net cash provided by operating activities	22,239	18,910

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(6,887)	(8,460)
Capitalized software	(711)	(1,182)
Proceeds from sale of subsidiary	365	—
Other long-term assets	(14)	(239)

Net cash used in investing activities	(7,247)	(9,881)

FINANCING ACTIVITIES
Cash flows from financing activities:
Deferred financing fees	—	(1,358)
Payments on debt	(26,361)	(1,395)

Net cash used in financing activities	(26,361)	(2,753)
Effect of exchange rate changes on cash	583	(892)

Net increase (decrease) in cash and cash equivalents	(10,786)	5,384
Cash and cash equivalents at beginning of period	34,751	23,098

Cash and cash equivalents at end of period	$23,965	$28,482

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

NOTE 1 – BASIS OF PRESENTATION

(a) Organization

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a global provider of fault-tolerant computers and related services. When used in these notes, the terms “the Company”, “we”, “our”, and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified. Stratus S.à r.l. is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”).

(b) Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, adjustments (consisting solely of normal recurring items) necessary for a fair presentation of the results for the periods presented have been included. Results for interim periods should not be considered indicative of results for a full year. The financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 27, 2005 (“the 2005 Form 20-F”).

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Certain amounts from prior years have been reclassified in the accompanying financial statements in order to be consistent with the current year’s classifications.

(c) Restricted Cash

As of November 27, 2005, the Company had $908 and $939 of restricted cash included in cash and other assets, respectively. As of February 27, 2005, $1,009 of restricted cash was included in cash.

(d) Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No.43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. SFAS No. 151 is effective for the Company beginning on February 27, 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) specifies that companies must use an option-pricing model to estimate fair value, although it does not specifically require the use of a particular model. Under SFAS No. 123(R), the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à.r.l., will be required to adopt the new statement at the beginning of the first annual period after December 15, 2005 and therefore it will be effective for the Company in Fiscal Year 2007 (beginning on February 27, 2006). As a nonpublic company, the Company intends to apply a prospective transaction method under SFAS No. 123(R), continuing to account for any portion of awards that have not been vested by the date that SFAS No. 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method SFAS No. 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement 123, anticipates that the adoption of SFAS No. 123(R) will have an impact on its results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for the Company beginning on February 27, 2006. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe that its adoption will have a material impact on its financial position or results of operations.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

The FASB has issued two FASB Staff Positions (“FSP”) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (“AJCA”) that was signed into law on October 22, 2004. The AJCA allows for temporary dividend deductions equal to 85% of cash dividends received during the tax year from controlled corporations and invested in the United States. The result of this legislation could affect how companies report their deferred tax balances. The first FSP (FSP 109-1) concludes that the tax relief from this legislation should be accounted for as a “special deduction” instead of a tax rate reduction. The second FSP (FSP 109-2) gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109, Accounting for Income Taxes. The Company has completed its evaluation of the provisions of the AJCA. The Company does not expect the repatriation of foreign earnings to have a material effect on the Company’s consolidated financial statements. The Company has no plans to utilize the repatriation provision available under the AJCA at this time.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. It requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principles unless it’s not practical to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. FASB No. 154 is effective for the Company beginning on February 27, 2006. The adoption of FASB No. 154 is not expected to have a material impact on the Company’s results of operations or financial condition.

In June 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB 143, Accounting for Asset Retirement Obligations, specifically FSP 143-1, Accounting for Electronic Equipment Waste Obligations (hereinafter “FSP 143-1”). FSP 143-1 addresses the accounting for end-user related obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment, which was adopted by the European Union (EU). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced. Depending upon the law adopted by the particular country, upon replacement, the waste management obligation for that equipment may be transferred to the producer of the related equipment. The user retains the obligation if it does not replace the equipment. The FSP provides guidance on how to account for the effects of the Directive, but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on the Company’s results of operations or financial condition for countries that have adopted the law and is not expected to have a material impact for countries that have not adopted the law.

NOTE 2 - INVENTORY

In fiscal 2006, the Company has determined that material previously classified as inventory for the older Continuum and pre-Continuum product lines is more appropriately included in fixed assets as spares, since the primary purpose of this material will be to service the installed base, rather than to produce systems to be sold. In the first nine months of fiscal 2006, the Company reclassified $4,230 from inventory to fixed assets. Spares are depreciated over four years, consistent with the Company’s spare parts accounting policy.

The components of inventory, net of reserves and including the effect of the reclassification discussed above, were as follows:

	November 27, 2005	February 27, 2005
Parts and assemblies	$12,893	$19,491
Work-in-process	450	869
Finished products	7,727	12,152

	$21,070	$32,512

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

NOTE 3 - STOCK PLANS

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. Stock Incentive Plan. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The fair value of options granted to employees is disclosed in accordance with SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of SFAS No. 123, and SFAS No. 123.

The following table illustrates the effect, net of tax effect, on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Three Months Ended
	November 27, 2005	November 28, 2004
Net income (loss), as reported	$(608)	$1,210
Add: Stock-based employee compensation expense recognized	—	55
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(116)	(464)

Pro forma net income (loss)	$(724)	$801

Basic and diluted income (loss) per share:
As reported	$(.25)	$0.50
Pro forma	$(.30)	$0.33

	Nine Months Ended
	November 27, 2005	November 28, 2004
Net income (loss), as reported	$2,466	$(4,640)

Add: Stock-based employee compensation expense recognized	1	184
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(403)	(1,474)

Pro forma net income (loss)	$2,064	$(5,930)

Basic and diluted income (loss) per share:
As reported	$1.03	$(1.93)
Pro forma	$.86	$(2.47)

NOTE 4 - NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated using the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period, plus the dilutive effect of potential ordinary shares. The Company had no potentially dilutive ordinary shares during the nine months ended November 27, 2005 and November 28, 2004.

NOTE 5 - WARRANTY

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties typically ranging from thirty days to one year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

Changes in the Company’s product warranty liability, which is included in accrued expenses in the Condensed Consolidated Balance Sheet, are as follows:

	Nine Months Ended
	November 27, 2005	November 28, 2004
Balance at beginning of fiscal period	$410	$556
Current period accrual	241	228
Amounts charged to the accrual	(361)	(385)

Balance at end of fiscal period	$290	$399

NOTE 6 – RESTRUCTURING, ASSET IMPAIRMENT AND OTHER CHARGES

The Company implemented restructuring programs to reduce expenses and to align its operations and cost structure with its strategic direction and market conditions in fiscal 2005 and 2004.

During the first nine months of fiscal 2006, the Company recorded an additional charge of $289 related to severance and fringe benefits and a charge of $311 related to lease termination and legal expenses with respect to the restructuring program announced in January 2005. In addition, the Company recorded a $(414) adjustment, primarily related to its estimates of severance related costs.

The following table summarizes the activity related to the restructuring liability for the three-month and nine-month periods ended November 28, 2004:

	Severance and Fringe Benefits	Excess Facility Charges & Other Exit Costs	Total
Restructuring Liability as of February 29, 2004	—	$90	$90
Restructuring Charges	—	—	—
Revisions	—	(10)	(10)
Cash payments	—	(25)	(25)

Restructuing Liability as of August 29, 2004	—	55	55

Restructuring Charges	—	—	—
Revisions	—	—	—
Cash payments	—	(3)	(3)

Restructuing Liability as of November 28, 2004	—	$52	$52

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

The following table summarizes the activity related to the restructuring liability for the three-month and nine-month periods ended November 27, 2005:

	Severance and Fringe Benefits	Excess Facility Charges & Other Exit Costs	Total
Restructuring Liability as of February 27, 2005	$10,071	$210	$10,281
Restructuring Charges	289	311	600
Revisions	(453)	39	(414)
Cash payments	(7,216)	(320)	(7,536)

Restructuing Liability as of August 28, 2005	2,691	240	2,931

Restructuring Charges	—	—	—
Revisions	—	—	—
Cash payments	(1,402)	(18)	(1,420)

Restructuing Liability as of November 27, 2005	$1,289	$222	$1,511

The remaining balance at November 27, 2005 is expected to be substantially utilized by the end of fiscal 2006.

NOTE 7 – INCOME TAXES

The effective tax rate was 30.8% for the first nine months of fiscal 2006 and 26.3% for the same period in fiscal 2005. The effective tax rate for the first nine months of fiscal 2006 was lower than the statutory rate primarily as a result of a reduction in the tax reserves, offset by realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions. A tax provision was recorded against a loss before taxes for the first nine months of fiscal 2005 as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions offset by a reduction in the tax reserve. In the nine months ended November 27, 2005 and the same period in fiscal 2005, the Company reduced the tax reserves by $0.4 million and $0.8 million, respectively, as a result of the expiration of the statute of limitations to audit specific tax years.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these estimates based on its assessment of changing facts and circumstances; however, due to the complexity of these uncertainties, ultimate resolution may result in payments that are materially different from current estimates. The Company is currently undergoing a routine examination of the income tax returns of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork was not complete at the time of this filing. The Company anticipates that the examination may be completed during fiscal 2006 or early fiscal 2007. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact on the Company’s liability for income taxes cannot presently be determined; however, the Company believes its accrued income tax liabilities are adequate.

NOTE 8 – DEBT

Debt consists of the following:

	November 27, 2005	February 27, 2005
10.375% Senior Notes due 2008	$155,000	$170,000
Note payable to Lucent Technologies	—	9,450
Euro loan facility	—	1,493

	155,000	180,943
Unamortized debt discount	(4,899)	(6,708)

Total	$150,101	$174,235

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

On September 27, 2005, Stratus Inc. purchased and retired $15,000 of its outstanding $170,000 principal 10.375% Senior Notes. The total purchase price paid was $15,450 and the repurchase resulted in a $1,317 loss recorded in other income (expense), net on the retirement of debt, including unamortized debt issuance costs, write-off of the related debt discount and change in the fair value of the embedded derivatives.

On September 3, 2004, Stratus, Inc. consummated an exchange offer, in which $170,000 principal amount of 10.375% Senior Notes, issued on November 18, 2003 (the “Old Senior Notes”) were exchanged for new 10.375% Senior Notes. Upon the effective date of the registration of the Senior Notes on September 3, 2004, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, certain redemption and change of control features are considered embedded derivatives and the value has been included in non-current other liabilities. As of November 27, 2005 and February 27, 2005, the fair value of the embedded derivatives was approximately $2,850 and $3,620, respectively. The changes in the fair market value of the embedded derivatives of $(959) and $594 were included in other income (expense), net for the three months and nine months ended November 27, 2005, respectively. The change in the fair market value of the embedded derivatives of $(785) was included in other income (expense), net for the three months and nine months ended November 28, 2004.

On November 18, 2003, the Company entered into a $30,000 collateralized revolving credit facility with a maturity date of November 19, 2007 (the “Revolving Credit Facility”). No amounts were outstanding on this facility; however, there were $1,100 of outstanding letters of credit applied against this facility as of November 27, 2005 and February 27, 2005.

NOTE 9 – SALE OF A FOREIGN SUBSIDIARY

On July 7, 2005, the Company’s wholly-owned subsidiary, Stratus Technologies Inc., sold all of the capital stock of its wholly-owned subsidiary, Stratus Technologies, Mexico, S.A. de C.V. for $650, resulting in a $500 gain. The first payment of $185 was received in July 2005. The remaining balance is due ratably in five annual installments beginning on January 31, 2006. The Company has obtained a $500 Performance Bond guaranteed by Fianzas Guardiana Inbursa, S.A. with the purchaser as Obligors and Stratus Technologies, Inc. as the beneficiary.

In conjunction with this transaction, the Company’s wholly-owned subsidiary, Stratus Technologies Ireland Ltd., entered into a Master Product Distribution and Services Agreement, under which the purchaser was appointed as the exclusive reseller of the Company’s products and a provider of maintenance services in Mexico and certain other nearby countries. Stratus Technologies Ireland Ltd. also granted the purchaser a two year royalty-bearing trademark license pursuant to a trademark license agreement in exchange for $300, which will be paid over two years.

NOTE 10 – COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss), net of tax, were as follows:

	Three Months Ended		Nine Months Ended
	November 27, 2005	November 28, 2004	November 27, 2005	November 28, 2004
Net income (loss)	$(608)	$1,210	$2,466	$(4,640)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(412)	432	(993)	442
Unrealized gain on available for sale securities	30	—	33	16

Total comprehensive income (loss)	$(990)	$1,642	$1,506	$(4,182)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

NOTE 11 – SEGMENT INFORMATION

During the fourth quarter of 2005, the Company significantly reorganized and restructured, as briefly described in Note 6 and more completely in the Company’s 2005 Annual Report on Form 20-F. These actions were intended to support the Company’s desire to provide products and services seamlessly to its customers in response to customers’ expectations of their technology vendors. The Company reorganized largely along functional lines to support this change, since the products and services management structure previously employed by the Company no longer aligned with its strategic direction. As a result, the Company has determined that for fiscal 2006, it does not have any components of its business that meet the operating segment or reportable segment criteria defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information and operates in one reportable segment.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company has entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with two significant investors. The Company paid $700 for the first-year services under the agreement beginning on October 1, 2005, of which $117 was recorded as an expense in the third quarter.

NOTE 13 – SUBSEQUENT EVENT

On December 7, 2005, the Company’s parent, Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”) received a $9 million investment from NEC, in connection with a Share Purchase and Shareholder Agreement under which the Parent issued 1,989,940 shares of ordinary stock. As a result of this transaction, NEC’s ownership interest in the Parent increased to approximately five percent, or three percent on a fully diluted basis.

On January 4, 2006, the Company repurchased and retired $5,115 of its 10.375% Senior Notes for cash of $5,304, which includes accrued interest of $49.

NOTE 14 –CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The Company and the Company’s subsidiaries, Stratus Equity S.à r.l., SRA Technologies Cyprus Limited, Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Ltd., Cemprus Technologies, Inc. and Cemprus, LLC (“Subsidiary Guarantors”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $155,000 aggregate principal amount of Senior Notes issued by Stratus, Inc. Under certain circumstances, contractual and legal restrictions, as well as financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus, Inc.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Notes. The holders of the Senior Notes are direct creditors of Stratus, Inc., the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Notes.

Supplemental condensed consolidating financial information is presented below:

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS (Unaudited)

As of November 27, 2005

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$59	$4,388	$12,917	$6,601	$—	$23,965
Accounts receivable, net	—	61,734	21,222	10,832	(53,809)	39,979
Receivable from Parent	—	1,535	191	1,080	(2,806)	—
Inventory	62	18,355	4,336	11,912	(13,595)	21,070
Prepaid expenses and other current assets	—	2,540	853	3,897	—	7,290

Total current assets	121	88,552	39,519	34,322	(70,210)	92,304
Property, plant and equipment, net	—	24,253	8,957	4,112	(3,548)	33,774
Intangible assets, net	—	489	17,569	—	—	18,058
Goodwill	926	1,215	1,564	610	—	4,315
Long-term intercompany receivable	55,455	95,625	20,000	—	(171,080)	—
Investment in subsidiaries	4,832	18,791	5,702	—	(29,325)	—
Other assets	—	5,422	5,134	2,757	—	13,313

Total assets	$61,334	$234,347	$98,445	$41,801	$(274,163)	$161,764

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	23,540	6,727	35,663	2,654	(53,811)	14,773
Accrued expenses	2,784	20,843	3,166	6,793	1	33,587
Deferred revenue	222	2,986	23,298	7,111	—	33,617
Other current liabilities	3,350	4,348	24	262	(2,842)	5,142

Total current liabilities	29,896	34,904	62,151	16,820	(56,652)	87,119
Long-term debt	—	150,101	—	—	—	150,101
Long-term intercompany payable	38,125	—	132,955	—	(171,080)	—
Embedded derivatives	—	2,850	—	—	—	2,850
Other liabilities	—	1,178	1,332	—	—	2,510

Total liabilities	68,021	189,033	196,438	16,820	(227,732)	242,580
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,394	9,328	(31,722)	72,015
Additional paid-in capital	35,000	46,541	29,969	7,389	(51,780)	67,119
Accumulated deficit	(113,667)	(21,352)	(26,451)	9,824	36,899	(114,747)
Accumulated other comprehensive loss	—	125	(27)	(1,560)	172	(1,290)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(6,687)	45,314	(97,993)	24,981	(46,431)	(80,816)

Total liabilities and stockholder’s equity (deficit)	$61,334	$234,347	$98,445	$41,801	$(274,163)	$(161,764)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

As of February 27, 2005

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$1,066	$2,402	$24,081	$7,202	$—	$34,751
Accounts receivable, net	(7)	64,123	32,804	21,137	(57,480)	60,577
Receivable from Parent	—	1,372	—	1,073	(2,445)	—
Inventory	62	19,721	5,621	22,690	(15,582)	32,512
Prepaid expenses and other current assets	—	2,264	209	4,752	(3)	7,222

Total current assets	1,121	89,882	62,715	56,854	(75,510)	135,062
Property, plant and equipment, net	—	26,097	9,487	3,815	(4,149)	35,250
Intangible assets, net	—	666	22,232	—	—	22,898
Goodwill	926	1,215	1,564	707	—	4,412
Long-term intercompany receivable	56,190	103,125	20,000	—	(179,315)	—
Investment in subsidiaries	116	19,455	5,861	—	(25,432)	—
Other assets	—	6,634	4,805	3,101	—	14,540

Total assets	$58,353	$247,074	$126,664	$64,477	$(284,406)	$212,162

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$10,943	$—	$—	$10,943
Accounts payable	22,947	4,860	41,046	4,532	(57,482)	15,903
Accrued expenses	2,878	20,884	5,658	10,848	30	40,298
Deferred revenue	222	1,617	28,391	19,511	—	49,741
Other current liabilities	3,143	5,072	671	996	(2,445)	7,437

Total current liabilities	29,190	32,433	86,709	35,887	(59,897)	124,322
Long-term debt	—	163,292	—	—	—	163,292
Long-term intercompany payable	38,125	—	140,558	632	(179,315)	—
Embedded derivatives	—	3,620	—	—	—	3,620
Other liabilities	—	1,331	1,921	—	—	3,252

Total liabilities	67,315	200,676	229,188	36,519	(239,212)	294,486
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,328	(31,705)	72,015
Additional paid-in capital	35,000	46,561	29,964	9,028	(53,416)	67,137
Deferred compensation	—	(20)	—	—	—	(20)
Accumulated deficit	(115,942)	(20,133)	(30,960)	9,907	39,915	(117,213)
Accumulated other comprehensive loss	—	(10)	(27)	(305)	12	(330)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(8,962)	46,398	(102,524)	27,958	(45,194)	(82,324)

Total liabilities and stockholder’s equity (deficit)	$58,353	$247,074	$126,664	$64,477	$(284,406)	$212,162

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal three-month period ended November 27, 2005

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$10,124	$9,788	$13,573	$(7,094)	$26,391
Service	—	6,511	58,192	8,432	(35,694)	37,441
Intercompany revenue	—	14,210	1,464	513	(16,187)	—

Total revenue	—	30,845	69,444	22,518	(58,975)	63,832

COST OF REVENUE
Product	—	4,642	11,564	8,509	(9,403)	15,312
Service	—	6,367	36,683	8,962	(36,170)	15,842
Intercompany cost of revenue	—	—	16,059	94	(16,153)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	—	11,009	64,808	17,565	(61,726)	31,656

Gross profit	—	19,836	4,636	4,953	2,751	32,176
OPERATING EXPENSES
Research and development	—	8,369	1,381	—	(188)	9,562
Sales, marketing, general and administrative	139	9,630	153	4,994	(249)	14,667
Amortization of intangibles	—	—	1,150	—	—	1,150

Total operating expenses	139	17,999	2,684	4,994	(437)	25,379

Profit (loss) from operations	(139)	1,837	1,952	(41)	3,188	6,797
Interest income	1	25	80	2	—	108
Interest (expense)	—	(4,843)	(324)	(4)	—	(5,171)
Interest income (expense), intercompany	(683)	2,476	(1,787)	(6)	—	—
Other income (expense), net	(56)	(1,675)	(836)	93	140	(2,334)
Other income (expense), intercompany	—	277	(558)	281	—	—

Profit (loss) before income taxes	(877)	(1,903)	(1,473)	325	3,328	(600)
Provision (benefit) for income taxes	3	(375)	68	266	46	8
Equity in profit(loss) in subsdiaries	5,782	492	—	—	(6,274)	—

Net income (loss)	$4,902	$(1,036)	$(1,541)	$59	$(2,992)	$(608)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal three-month period ended November 28, 2004

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$11,593	$20,997	$15,137	$(19,398)	$28,329
Service	—	7,156	37,706	11,297	(16,259)	39,900
Intercompany revenue	—	17,876	2,716	1,114	(21,706)	—

Total revenue	—	36,625	61,419	27,548	(57,363)	68,229

COST OF REVENUE
Product	—	6,832	12,244	9,821	(14,502)	14,395
Service	—	7,278	16,559	10,444	(17,118)	17,163
Intercompany cost of revenue	—	—	20,339	603	(20,942)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	—	14,110	49,644	20,868	(52,562)	32,060

Gross profit	—	22,515	11,775	6,680	(4,801)	36,169

OPERATING EXPENSES
Research and development	—	10,306	2,488	—	(806)	11,988
Sales, marketing, general and administrative	21	10,244	70	6,429	(208)	16,556
Amortization of intangibles	—	—	1,150	—	—	1,150

Total operating expenses	21	20,550	3,708	6,429	(1,014)	29,694

Profit (loss) from operations	(21)	1,965	8,067	251	(3,787)	6,475
Interest income	1	22	16	5	—	44
Interest (expense)	—	(5,112)	(543)	(15)	—	(5,670)
Interest income (expense), intercompany	(683)	2,615	(1,925)	(7)	—	—
Other income (expense), net	97	(403)	469	(28)	17	152
Other income (expense), intercompany	—	605	(717)	112	—	—

Profit (loss) before income taxes	(606)	(308)	5,367	318	(3,770)	1,001
Provision (benefit) for income taxes	—	(725)	164	265	87	(209)
Equity in profit (loss) in subsdiaries	1,816	53	—	—	(1,869)	—

Net income (loss)	$1,210	$470	$5,203	$53	$(5,726)	$1,210

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal nine-month period ended November 27, 2005

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$24,601	$40,091	$49,141	$(33,539)	$80,294
Service	—	18,170	155,047	27,405	(86,560)	114,062
Intercompany revenue	—	44,061	4,735	2,876	(51,672)	—

Total revenue	—	86,832	199,873	79,422	(171,771)	194,356

COST OF REVENUE
Product	—	11,287	35,624	32,172	(33,799)	45,284
Service	—	17,735	88,372	29,112	(87,771)	47,448
Intercompany cost of revenue	—	—	49,877	1,025	(50,902)	—
Amortization of intangibles	—	—	1,506	—	—	1,506

Total cost of revenue	—	29,022	175,379	62,309	(172,472)	94,238

Gross profit	—	57,810	24,494	17,113	701	100,118

OPERATING EXPENSES
Research and development	—	26,675	4,508	—	(1,167)	30,016
Sales, marketing, general and administrative	221	29,091	326	16,517	(530)	45,625
Amortization of intangibles	—	—	3,450	—	—	3,450
Restructuring charges	—		186	—	—	186

Total operating expenses	221	55,766	8,470	16,517	(1,697)	79,277

Profit (loss) from operations	(221)	2,044	16,024	596	2,398	20,841
Interest income	6	58	208	28	—	300
Interest (expense)	—	(15,260)	(1,008)	(25)	—	(16,293)
Interest income (expense), intercompany	(2,047)	7,706	(5,639)	(20)	—	—
Other income (expense), net	(89)	86	(1,306)	(163)	188	(1,284)
Other income (expense), intercompany	—	2,856	(3,247)	1,694	(1,303)	—

Profit (loss) before income taxes	(2,351)	(2,510)	5,032	2,110	1,283	3,564
Provision (benefit) for income taxes	12	(317)	516	975	(88)	1,098
Equity in profit (loss) in subsdiaries	4,656	1,138	—	—	(5,794)	—

Net income (loss)	$2,293	$(1,055)	$4,516	$1,135	$(4,423)	$2,466

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal nine-month period ended November 28, 2004

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$35,317	$61,087	$41,109	$(51,860)	$85,653
Service	—	24,254	111,404	35,027	(51,119)	119,566
Intercompany revenue	—	53,083	5,717	3,275	(62,075)	—

Total revenue	—	112,654	178,208	79,411	(165,054)	205,219

COST OF REVENUE
Product	(10)	23,028	40,669	27,944	(42,675)	48,956
Service	17	23,349	51,829	32,238	(54,065)	53,368
Intercompany cost of revenue	—	—	59,050	1,650	(60,700)	—
Amortization of intangibles	—	—	1,506	—	—	1,506

Total cost of revenue	7	46,377	153,054	61,832	(157,440)	103,830

Gross profit	(7)	66,277	25,154	17,579	(7,614)	101,389

OPERATING EXPENSES
Research and development	—	31,173	7,142	—	(1,438)	36,877
Sales, marketing, general and administrative	325	30,086	163	18,258	(763)	48,069
Amortization of intangibles	—	—	3,450	—	—	3,450
Restructuring charges	—	(10)	—	—	—	(10)

Total operating expenses	325	61,249	10,755	18,258	(2,201)	88,386

Profit (loss) from operations	(332)	5,028	14,399	(679)	(5,413)	13,003
Interest income	1	26	46	28	—	101
Interest (expense)	—	(14,645)	(1,511)	(24)	—	(16,180)
Interest income (expense), intercompany	(2,049)	7,873	(5,803)	(21)	—	—
Other income (expense), net	78	(604)	(122)	(13)	64	(597)
Other income (expense), intercompany	—	605	(3,616)	3,011	—	—

Profit (loss) before income taxes	(2,302)	(1,717)	3,393	2,302	(5,349)	(3,673)
Provision (benefit) for income taxes	—	(629)	700	859	37	967
Equity in profit(loss) in subsdiaries	(2,338)	1,443	—	—	895	—

Net income (loss)	$(4,640)	$355	$2,693	$1,443	$(4,491)	$(4,640)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal nine-month period ended November 27, 2005

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$2,293	$(1,055)	$4,516	$1,135	$(4,423)	$2,466
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	11,219	6,031	1,523	(2,327)	16,446
Amortization of deferred financing costs and debt discount	—	2,293	736	—	—	3,029
Provision for doubtful accounts			(75)	(44)	—	(119)
Change in fair value of embedded derivatives	—	(594)	—	—	—	(594)
Inventory reserve provision	—	4,501	389	494	(2,069)	3,315
Loss on debt repurchase	—	1,046	271	—	—	1,317
Gain on sale of subsidiary	—	(500)	—	—		(500)
Other non-cash adjustments	—	574	—	(190)	(141)	243
Equity in profit (loss) subsidiaries	4,656	1,138	—	—	(5,794)	—
Changes in assets and liabilities	(2,110)	3,451	(11,231)	(669)	7,195	(3,364)

Net cash provided by (used in) operating activities	4,839	22,073	637	2,249	(7,559)	22,239

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(6,667)	(93)	(1,693)	1,566	(6,887)
Capitalized software	—	—	(711)	—	—	(711)
Proceeds from sale of subsidiary		650		(285)		365
Other long-term assets	(5,846)	1,380	(71)	(2)	4,525	(14)

Net cash used in investing activities	(5,846)	(4,637)	(875)	(1,980)	6,091	(7,247)

FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	—	18	(1,486)	1,468	—
Payments on debt	—	(15,450)	(10,911)	—	—	(26,361)

Net cash used in financing activities	—	(15,450)	(10,893)	(1,486)	1,468	(26,361)
Effect of exchange rate changes on cash	—	—	(33)	616	—	583

Net increase (decrease) in cash and cash equivalents	(1,007)	1,986	(11,164)	(601)	—	(10,786)
Cash and cash equivalents at beginning of period	1,066	2,402	24,081	7,202	—	34,751

Cash and cash equivalents at end of period	$59	$4,388	$12,917	$6,601	$—	$23,965

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal nine-month period ended November 28, 2004

(Dollars in thousands)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(4,640)	$355	$2,693	$1,443	$(4,491)	$(4,640)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	12,698	6,157	2,935	(3,460)	18,330
Amortization of deferred financing costs and debt discount	—	1,421	727	—	—	2,148
Change in fair value of embedded derivatives	—	785	—	—	—	785
Provision for doubtful accounts	—	367	(183)	(295)	—	(111)
Inventory reserve provision	(10)	3,567	150	(107)	(1,224)	2,376
Other non-cash adjustments	—	1,504	21	31	(458)	1,098
Equity in profit (loss) subsidiaries	2,338	(1,443)	—	—	(895)	—
Changes in assets and liabilities	2,196	(6,280)	(4,253)	(993)	8,254	(1,076)

Net cash provided by (used in) operating activities	(116)	12,974	5,312	3,014	(2,274)	18,910

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(9,693)	(358)	(797)	2,388	(8,460)
Capitalized software	—	—	(1,182)	—	—	(1,182)
Other long-term assets	—	(37)	(202)	—	—	(239)

Net cash used in investing activities	—	(9,730)	(1,742)	(797)	2,388	(9,881)

FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	—	—	114	(114)	—
Deferred financing fees	—	(1,358)	—	—	—	(1,358)
Payments on debt	—	—	(1,395)	—	—	(1,395)

Net cash used in financing activities	—	(1,358)	(1,395)	114	(114)	(2,753)
Effect of exchange rate changes on cash	—	—	35	(927)	—	(892)

Net increase (decrease) in cash and cash equivalents	(116)	1,886	2,210	1,404	—	5,384
Cash and cash equivalents at beginning of period	186	193	17,120	5,599	—	23,098

Cash and cash equivalents at end of period	$70	$2,079	$19,330	$7,003	$—	$28,482

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”). The terms “the Company”, “we”, “our” and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified.

The following discussion and analysis by management of our operating and financial results should be read in conjunction with our consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in the tables and in our unaudited financial statements are due to rounding.

Statements contained in this section which are not historical statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Generally, the words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “project”, “seek”, “continue”, “will”, “may”, “could” and similar expressions identify forward-looking statements. Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in exchange rates;

•	current risks of terrorist activity and acts of war; and

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations.

Current information in this quarterly report has been updated to November 27, 2005, and Stratus undertakes no duty to further update this information. All other information contained herein is presented as of the specific date noted and has not been updated since that time.

The foregoing list of important factors is not all-inclusive.

Overview

We are a global provider of fault-tolerant computer servers, technologies and services, with more than 25 years of experience focused in the fault-tolerant server market. Our servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better (equivalent to less than five minutes of downtime annually in continuous operation). Our customers, who include some of the most recognizable companies in the world, purchase Stratus servers and support services for their critical computer-based operations.

We currently provide two lines of fault-tolerant servers, the Continuum® system family and the ftServer® system family, each of which is supported by a technologically advanced worldwide service offering.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

•	Product revenue consists primarily of revenue generated from the sale of our servers, which include our proprietary and other operating systems. In fiscal 2002, we launched our ftServer systems. We expect our future product revenue growth largely to derive from sales of ftServer systems, which support the Microsoft Windows® operating system, Linux operating system and our own proprietary VOS® operating system. In the first half of fiscal 2005, we introduced the ftServer T-Series, which is our fault-tolerant server for the telecommunications market and uses Linux as the operating system. In addition, we continue to generate product sales from our installed base. With the successful porting of our proprietary VOS® operating system to the ftServer (“ftServer V-Series”) in the second quarter of fiscal 2005, we now have a migration path that enables our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow. We believe our ftServer V-Series systems will also extend the longevity and revenue-producing capacity of our Continuum system customer base. The ftServer V-Series product has been well accepted by many of our Continuum system customers. We have experienced a decline in the number of units sold and the revenue generated from sales of Continuum systems over the last three fiscal years. We believe that several key factors have contributed to this decline, including the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the Continuum systems, migration of Continuum customers to the ftServer V-Series and a shift in our business focus to sales of ftServer systems. Although we intend to leverage our current base of Continuum system customers through add-on sales, our growth plans are focused on the promotion and sale of ftServer systems. With the exception of ftServer V-Series, these lower-cost servers generate lower margin dollars per unit than our Continuum systems; therefore, we will need to increase our market penetration in order to increase our profitability.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, one-time services such as parts repair, billable time and materials activities, and installation, education and professional consulting services. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a predictable service revenue stream. As our sales focus shifts to the lower-priced ftServer systems with correspondingly lower-priced service offerings, we intend to seek new sources of service revenue by increasing the breadth and scope of our service offerings, containing or reducing costs and leveraging our existing service infrastructure to support all of our product lines.

The table set forth below shows our consolidated revenue for each of our product lines and our service offering:

	Three Months Ended (Dollars in millions)		Nine Months Ended (Dollars in millions)
	November 27, 2005	November 28, 2004	November 27, 2005	November 28, 2004
Continuum products	$9.9	$16.9	$29.5	$45.6
ftServer products	16.5	11.4	50.8	40.0

Total product revenue	26.4	28.3	80.3	85.6
Service revenue	37.4	39.9	114.0	119.6

Total revenue	$63.8	$68.2	$194.3	$205.2

Critical Accounting Policies

There have been no significant changes to our critical accounting policies as disclosed in our latest annual report for the fiscal year ended February 27, 2005.

Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of consolidated financial statements.

Revenue Recognition

The Company sells its products and services to end users, resellers, and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and typically recognized when delivery of all elements occurs or when fair value can be established. Arrangements with customers generally include standard acceptance provisions that provide the customer with typically ten to fifteen days to notify the Company that delivered product does not conform to our standard published specifications. Customers may not cancel orders due to non-acceptance. Arrangements do not generally include subjective or other provisions involving acceptance over and above the published specifications. If a customer arrangement includes such an acceptance provision, revenue recognition occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or the original product has been returned and/or the related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or the related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period and to date are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method. Significant judgment is required to determine whether customer acceptance is uncertain at the outset of the arrangement. The Company considers the following factors in making this determination: the Company’s history with similar arrangements, the Company’s history with the customer, the level of risk involved in integrating the product into the customer’s IT environment, the customers participation in the endeavor, and the economic penalty the customer could face if the product and payment terms were not accepted.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. At the time of the transaction, the Company assesses whether the fee associated with the revenue transaction is fixed or determinable and whether or not collection is probable. The fee is considered fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are usually 30 to 90 days from invoice date, depending upon the region, the fee is generally deemed as not fixed or determinable. In these cases, revenue is recognized as the fees become due. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If it is determined that collection of a fee is not probable, associated revenue is deferred and recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence from the reseller provided all other revenue recognition criteria have been met (“sell through”). This is typically the case in Europe and, accordingly, transactions with resellers in Europe are recognized upon sell through. This is not the case in Japan where the Company deals exclusively with the reseller and has no involvement with the end user. Sales with resellers in other geographies are evaluated on a case-by-case basis. In Japan the reseller may from time to time order product and request that Stratus hold the product pending final delivery instructions. In these instances the Company maintains risk of loss while the product is being held and revenue is deferred until delivery is made to the reseller or the end user as instructed. Additionally, in some reseller transactions in Japan title does not pass until product acceptance by the customer; accordingly revenue recognition for these transactions is delayed until evidence of product acceptance is received. On a limited basis when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support, remote network monitoring, advance parts exchange and unspecified rights to product upgrades and enhancements. VSOE for maintenance and support services is determined at the customer level based on the price charged for subsequent year renewals. Installation and other consulting service revenues are recognized when performed. VSOE for installation and other consulting services is based on the price charged when similar services are sold separately.

In the absence of a master purchasing agreement or signed contract, the Company uses either a purchase order or purchase order equivalent as evidence of an arrangement. Sales to resellers are usually evidenced by a master agreement governing the relationship together with purchase orders on a transaction-by-transaction basis. Sales to OEM’s are usually evidenced by a master agreement governing the relationship together with a shipping report on a transaction-by-transaction basis.

The majority of our sales transactions are completed using standard terms and conditions; however, there are agreements that contain non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and when to recognize the revenue for each element. Changes in the allocation of the sales price among deliverable elements might impact the timing of revenue recognition, but would not change the total revenue recognized for the transaction.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Inventory-Related Provisions

We state our inventories at the lower of cost (first-in, first-out) or market. We periodically review our inventory for obsolescence and decline in market value below cost and write-down our inventory for any such declines. We consider recent historic usage and future demand in estimating the realizable value of our inventory. Possible changes in these estimates could result in downward revisions to the valuation of inventory, which would be included in cost of revenue for the period in which the revision is identified. As we continue to migrate our server offerings to industry standard components, we may need to revise the estimated useful life of certain component parts.

Deferred Taxes and Tax Liability

We currently have significant deferred tax assets resulting from net operating loss carry-forwards, and deductible temporary differences, which may reduce taxable income in future periods. Based on our review of several significant developments (including cumulative losses, the continuing market decline, uncertainty and lack of visibility in the technology market as a whole), we have determined that a valuation allowance is required since it is more likely that a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. We have not provided a valuation allowance on net deferred tax assets in certain jurisdictions due to their historical and projected profitability. As of November 27, 2005 and February 27, 2005, our net deferred tax assets were approximately $2.6 million and $3.0 million, net of total valuation allowances of $26.6 million, respectively.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Significant judgment is required in evaluating our tax positions and determining our income tax expenses. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. These reserves are adjusted in light of changing facts and circumstances. Our income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. The Company is currently undergoing a routine tax examination of the income tax returns of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork is still underway. The Company anticipates that the examination may be completed during fiscal 2006 or early fiscal 2007. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact of the Company’s liability for income taxes cannot presently be determined; however, the Company believes its accrued income tax liabilities are adequate.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Business Restructuring

During fiscal 2005 and 2004, we recorded significant charges in connection with the 2005 and the 2004 Restructuring Programs. The related reserves reflect many estimates, including those related to termination benefits and settlements of contractual obligations. We review the reserve requirements to complete each restructuring periodically throughout the year. Actual experience has been and may continue to be different from these estimates. As of November 27, 2005 and February 27, 2005, liabilities associated with our restructuring program were $1.5 million and $10.3 million, respectively.

Stock Plans

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors, or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. (“Stratus Inc.”) Stock Incentive Plan. Stratus Inc. is a wholly-owned subsidiary of the Company. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair market value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company records stock-based compensation issued to non-employees using the fair value method prescribed by SFAS No. 123.

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. Our 1999 Stratus Technologies, Inc. Stock Incentive Plan is the plan under which our options are granted. This plan provides broad discretion to our board of directors to create appropriate equity incentives for our employees as well as members of our board of directors. Substantially all of our employees participate in our stock option program. In addition, many employees terminated under the 2005, 2004 and 2003 Restructuring Programs retained the vested portion of their stock option awards, for a period not to exceed the contractual expiration of the options.

As our Parent’s stock is not listed on an exchange, the determination of fair market value is based on management’s assessment as determined by an independent valuation analysis and approved by Stratus SA’s Board of Directors. Management’s assessment utilizes a number of common valuation techniques. The accounting for the Company’s stock option program and related stock-based compensation charges is impacted by this fair market value determination. The statutory minimum value for the purchase of Stratus SA’s shares, in compliance with Luxembourg requirements for “societes anonymes” (SA) companies, is U.S. $1.50 per share.

Embedded Derivatives

The Company does not hold or issue derivative instruments for trading purposes. However, the Company’s Senior Notes due December 1, 2008 contain embedded derivatives that require separate valuation from the Senior Notes. The Company recognizes the derivatives as liabilities in the consolidated balance sheet and measures the derivatives at their estimated fair value, which is determined by a third party valuation. Changes in the estimated fair value of the derivatives are recorded through other income in the period of change. The initial bifurcation of the embedded derivatives from the Senior Notes, at their effective date, resulted in a difference between the estimated fair value and the face value of the Senior Notes. This difference is recorded as a debt discount and will be amortized to interest expense over the life of the debt. Valuing the embedded derivatives involves significant estimates and judgments, including assessing the likelihood of an Initial Public Offering or a Change in Control of the Company. The valuation is also significantly impacted by the price at which our Senior Notes are trading. Accordingly, changes in assumptions or volatility in the price that our bonds trade at could have a material impact on the value of the derivatives and the income statement.

Results of Operations

The most important drivers of our results of operations are the successful acceptance of our product lines in the intensely competitive high-availability server market and our ability to meet the rapidly changing demands of our customers through continued evolution of our product and service offerings. We believe that the combination of our ftServer systems and our commitment to maintaining the longevity of our Continuum systems, both in the field and the associated customer service bases, has enhanced our ability to be competitive in this market. We plan to continue to focus on our value proposition of providing the highest levels of continuous availability, operational simplicity and compelling financial advantage versus the alternatives of our competitors.

The following tables summarize our results of operations for the fiscal three-month periods and nine-month periods ended November 27, 2005 and November 28, 2004, and are used for the purpose of calculating changes from prior year to current year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Immaterial differences to the Consolidated Statements of Operations are due to rounding.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Results of operations for the three-month periods ended November 27, 2005 and November 28, 2004 (unaudited)

(In millions, except percentages)

	November 27, 2005	November 28, 2004	$ Change	% Change
Revenue
Product revenue	$26.4	$28.3	$(1.9)	-6.7%
Service revenue	37.4	39.9	(2.5)	-6.3%

Total revenue	63.8	68.2	(4.4)	-6.5%
Product cost of revenue	15.3	14.4	0.9	6.3%
Service cost of revenue	15.8	17.1	(1.3)	-7.6%
Amortization of intangibles	0.5	0.5	—	—

Total cost of revenue	31.6	32.0	(0.4)	-1.3%

Gross profit	32.2	36.2	(4.0)	-11.0%

Research and development	9.5	12.0	(2.5)	-20.8%
Sales, marketing, general and administrative	14.7	16.5	(1.8)	-10.9%
Amortization of intangibles	1.2	1.2	—	—

Total operating expenses	25.4	29.7	(4.3)	-14.5%

Profit from operations	6.8	6.5	0.3	4.6%
Interest income	0.1	0.0	0.1	100.0%
Interest (expense)	(5.2)	(5.7)	0.5	8.8%
Other income (expense), net	(2.3)	0.2	(2.5)	-1250.0%

Income (loss) before income taxes	(0.6)	1.0	(1.6)	-160.0%
Provision for income taxes	0.0	(0.2)	0.2	100.0%

Net income (loss)	$(0.6)	$1.2	$(1.8)	-150.0%

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Results of operations for the nine-month periods ended November 27, 2005 and November 28, 2004 (unaudited)

(In millions, except percentages)

	November 27, 2005	November 28, 2004	$ Change	% Change
Revenue
Product revenue	$80.3	$85.6	$(5.3)	-6.2%
Service revenue	114.0	119.6	(5.6)	-4.7%

Total revenue	194.3	205.2	(10.9)	-5.3%
Product cost of revenue	45.3	48.9	(3.6)	-7.4%
Service cost of revenue	47.4	53.4	(6.0)	-11.2%
Amortization of intangibles	1.5	1.5	—	—

Total cost of revenue	94.2	103.8	(9.6)	-9.2%

Gross profit	100.1	101.4	(1.3)	-1.3%

Research and development	30.0	36.9	(6.9)	-18.7%
Sales, marketing, general and administrative	45.6	48.0	(2.4)	-5.0%
Amortization of intangibles	3.5	3.5	—	—
Restructuring	0.2	(0.0)	0.2	100.0%

Total operating expenses	79.3	88.4	(9.1)	-10.3%

Profit from operations	20.8	13.0	7.8	60.0%
Interest income	0.3	0.1	0.2	200.0%
Interest (expense)	(16.3)	(16.2)	(0.1)	-0.6%
Other expense, net	(1.2)	(0.6)	(0.6)	-100.0%

Income (loss) before income taxes	3.6	(3.7)	7.3	197.3%
Provision for income taxes	1.1	0.9	0.2	22.2%

Net income (loss)	$2.5	$(4.6)	$7.1	154.3%

Three months ended November 27, 2005 compared to three months ended November 28, 2004

Total revenue for the three months ended November 27, 2005 of $63.8 million decreased by $4.4 million or 6.5% in comparison to the same period in fiscal 2005.

	Three Months Ended
	November 27, 2005	November 28, 2004	$ Change	% Change
Product revenue	$26.4	$28.3	$(1.9)	-6.7%
Service revenue	37.4	39.9	(2.5)	-6.3%

Total revenue	$63.8	$68.2	$(4.4)	-6.5%

Product Revenue

Product revenue for the three months ended November 27, 2005 decreased 6.7% to $26.4 million from $28.3 million for the same period in fiscal 2005.

The decrease in product revenue was due to a decrease in sales of our Continuum product line offset by increases in sales of our ftServer product line, including ftServer V-Series which was introduced near the end of the second quarter of fiscal 2005. Continuum product revenue for the three months ended November 27, 2005 decreased 41.4% to $9.9 million from $16.9 million in the same

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

period of fiscal 2005 due to the acceptance of ftServer V-Series and to attrition of the Continuum system customer base. Our Continuum products are now sold almost exclusively into our installed customer base. Given this limited market potential and the continued acceptance of the ftServer V-Series by our Continuum installed base, we expect the revenue from our Continuum product line to continue to decline over time. ftServer revenue increased 44.7%, in comparison to the same period last year, to $16.5 million from $11.4 million, including increased sales of ftServer V-Series of $1.1 million.

Service Revenue

Service revenue for the three months ended November 27, 2005 decreased 6.3% to $37.4 million from $39.9 million for fiscal 2005. The decrease was primarily due to $4.2 million net erosion in the Continuum system customer base and unfavorable foreign exchange impact of $0.5 million. The decrease was offset by $1.3 million growth in ftServer maintenance revenue and $0.9 million growth in professional service revenue.

Gross Profit

Gross profit for the three months ended November 27, 2005 decreased 11.0% to $32.2 million from $36.2 million for the same period in fiscal 2005. Gross profit as a percentage of total revenue for those time periods decreased to 50.4% from 53.0%.

Product gross profit for the three months ended November 27, 2005, including amortization of intangibles, decreased 20.9% to $10.6 million from $13.4 million for the same period in fiscal 2005. Product gross profit as a percentage of total product revenue for those time periods decreased to 40.2% from 47.3%. This was primarily due to the lower Continuum margins that resulted from inventory write-offs and provisions of $1.7 million during the period. This was partially offset by increased ftServer V-series sales which have higher margins.

Service gross profit for the three months ended November 27, 2005 decreased 5.3% to $21.6 million from $22.8 million for the same period in fiscal 2005. Service gross profit as a percentage of total service revenue for those time periods increased to 57.8% from 57.1% mainly as a result of lower fixed service costs due to the 2005 Restructuring, which offset the gross profit loss associated with the erosion of the Continuum system business.

Research and Development

Research and development expenses for the three months ended November 27, 2005 decreased 20.8% to $9.5 million from $12.0 million for the same period in fiscal 2005. Research and development expenses as a percentage of total revenue decreased for the three months ended November 27, 2005 to 14.9% from 17.5% for the same period in fiscal 2005. The decreases are a result of payroll savings realized from the 2005 Restructuring, partially offset by merit salary increases and funding fiscal 2006 variable compensation programs in comparison to the same period in fiscal 2005.

We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology and development of Linux-based systems. As a result of reaching technological feasibility on the porting of Red Hat Enterprise Linux ™ to our ftServer platform and on our online software upgrade capability, we capitalized $0.7 million in related software development costs in the third fiscal quarter of 2006. No software development costs were capitalized in the third fiscal quarter of 2005.

Sales, Marketing, General and Administrative Expenses

Sales, marketing, general and administrative expenses for the three months ended November 27, 2005 decreased 10.9% to $14.7 million from $16.5 million for the same period in fiscal 2005. Sales, marketing, general and administrative expenses as a percentage of total revenue decreased for the three months ended November 27, 2005 to 23.0% from 24.3% for the same period in fiscal 2005. The expenses decreased as a result of payroll savings realized from the 2005 Restructuring, partially offset by salary merit increases, variable compensation and other expenses in comparison to the same period in fiscal 2005.

Profit from Operations

Profit from operations for the three months ended November 27, 2005 increased $0.3 million to $6.8 million from $6.5 million for the same period in fiscal 2005. Operating profit as a percentage of total revenue for those time periods increased to 10.7% from 9.5%. The increase was mainly due to a $4.3 million decrease in operating expenses primarily resulting from payroll savings realized from the 2005 Restructuring as discussed above, partially offset by a $4.0 million reduction in gross profit primarily due to lower revenue.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest income (expense), net, for the three months ended November 27, 2005 increased $0.6 million to ($5.1) million from ($5.7) million for the same period in fiscal 2005. The increase was due to a $0.2 million decrease of interest expense related to the Note payable to Lucent Technologies, which has been fully paid off in the first quarter of fiscal 2006, a $0.3 million decrease of interest expense related to the Senior Notes as a result of the repurchase (see Note 8) and a $0.1 million increase of interest income as a result of an overall increase in interest rates.

Other income (expense), net, for the three months ended November 27, 2005 decreased by $2.5 million to ($2.3) million from $0.2 million for the same period in fiscal 2005. The decrease was mainly due to a $1.3 million loss related to the Senior Notes as a result of the repurchase (see Note 8) in the third quarter of fiscal 2006 and a $0.2 million decrease in the change of the fair market value of the embedded derivatives related to the Senior Notes, partially offset by a $0.2 million increase in other income mainly resulting from asset disposals. The decrease was also due to a $0.1 million unfavorable foreign exchange impact in the third quarter of fiscal 2006 in comparison to a $1.2 million favorable foreign exchange impact during the same period in fiscal 2005.

Provision for Income Taxes

Provision for income taxes for the three months ended November 27, 2005 was $8 thousand in comparison to ($0.2) million for the same period in fiscal 2005. The effective tax rate was 1.3% in the third quarter of fiscal 2006 compared to (20.9)% in fiscal 2005. A tax provision was recorded against a loss before taxes in the third quarter of fiscal 2006 as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions offset by a reduction in the tax reserves. A tax benefit was recorded against income before taxes in the third quarter of fiscal 2005 as a result of reducing the estimated tax reserves, offset by realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. In the three months ending November 27, 2005 and the same period in fiscal 2005, we reduced the tax reserves by $0.4 million and $0.8 million, respectively, as a result of the expiration of the statute of limitations to specific tax years.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. We adjust these estimates based on our assessment of changing facts and circumstances; however, due to the complexity of these uncertainties, ultimate resolution may result in payments that are materially different from our current estimates.

The Company is currently undergoing a routine tax examination of the income tax returns of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork is still underway. The Company anticipates that the examination may be completed during fiscal 2006 or early fiscal 2007. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact on the Company’s liability for income taxes cannot presently be determined; however the Company believes its accrued income tax liabilities are adequate.

Nine months ended November 27, 2005 compared to nine months ended November 28, 2004

Total revenue for the nine months ended November 27, 2005 of $194.3 million decreased by $10.9 million or 5.3% in comparison to the same period in fiscal 2005.

	Nine Months Ended
	November 27, 2005	November 28, 2004	$ Change	% Change
Product revenue	$80.3	$85.6	$(5.3)	-6.2%
Service revenue	114.0	119.6	(5.6)	-4.7%

Total revenue	$194.3	$205.2	$(10.9)	-5.3%

Product Revenue

Product revenue for the first nine months of fiscal 2006 decreased 6.2% to $80.3 million from $85.6 million for fiscal 2005. The decrease in product revenue was primarily due to decreases in sales of our Continuum product line offset by increases in sales of our

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

ftServer product line including ftServer V-Series which was introduced near the end of the second quarter of fiscal 2005. Continuum product revenue decreased 35.3% in the first nine months of fiscal 2006, in comparison to the same period last year, to $29.5 million from $45.6 million due to the acceptance of ftServer V-Series and to attrition of the Continuum system customer base. Our Continuum products are now sold almost exclusively into our installed customer base. Given this limited market potential and the continued acceptance of the V-Series by our Continuum installed base, we expect the revenue from our Continuum product line to continue to decline over time. ftServer revenue increased 27% in comparison to the same period last year, to $50.8 million from $40.0 million, including increased sales of ftServer V-Series of $3.8 million.

Service Revenue

Service revenue for the first nine months of fiscal 2006 decreased 4.7% to $114.0 million from $119.6 million for fiscal 2005. The decrease was primarily due to $11.0 million net erosion in the Continuum system customer base, offset by $4.5 million growth in the ftServer maintenance revenue, $0.4 million growth in professional service revenue and $0.5 million favorable impact of foreign exchange rate movement.

Gross Profit

Gross profit for the first nine months of fiscal 2006 decreased 1.3% to $100.1 million from $101.4 million for the same period in fiscal 2005. Gross profit as a percentage of total revenue for those time periods increased to 51.5% from 49.4%.

Product gross profit for the first nine months of fiscal 2006, including amortization of intangibles, decreased 4.8% to $33.5 million from $35.2 million for the same period in fiscal 2005. Product gross profit as a percentage of total product revenue for those time periods increased slightly to 41.7% from 41.1%, mainly due to a greater mix of higher margin ftServer V-Series sales included in ftServer revenue in fiscal 2006 which more than offset the impact on product gross margin from decreasing Continuum revenue.

Service gross profit for the first nine months ended fiscal 2006 increased 0.6% to $66.6 million from $66.2 million for the same period in fiscal 2005. Included in the increase was a favorable foreign exchange impact of $0.3 million. Service gross profit as a percentage of total service revenue for those time periods increased to 58.4% from 55.4%, mainly as a result of lower fixed service costs due to the 2005 Restructuring, which offset the gross profit loss associated with the erosion of the Continuum system business.

Research and Development

Research and development expenses for the first nine months ended fiscal 2006 decreased 18.7% to $30.0 million from $36.9 million for the same period in fiscal 2005. Research and development expenses as a percentage of total revenue decreased for the first nine months of fiscal 2006 to 15.4% from 18.0% for the same period in fiscal 2005. The decreases are a result of payroll savings realized from the 2005 Restructuring, partially offset by merit salary increases and funding fiscal 2006 variable compensation programs in comparison to the same period in fiscal 2005.

We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, development of Linux-based systems and the porting of our proprietary operating system, VOS, onto our current ftServer system architecture, the ftServer V-Series product, which reached technological feasibility in the April of fiscal 2005 and was made generally available for sale in August of fiscal 2005. As a result of reaching technological feasibility on the porting of Red Hat Enterprise Linux ™ to our ftServer platform and on our online software upgrade capability, we capitalized $0.7 million in related software development costs in first nine months of fiscal 2006. We capitalized $1.2 million in software development costs related to porting VOS onto our ftServer system architecture in the first nine months of fiscal 2005.

Sales, Marketing, General and Administrative Expenses

Sales, marketing, general and administrative expenses for the first nine months of fiscal 2006 decreased 5.0% to $45.6 million from $48.0 million for the same period in fiscal 2005. The expenses decreased as a result of payroll savings realized from the 2005 Restructuring, partially offset by salary merit increases, variable compensation and other expenses in comparison to the same period in fiscal 2005. Sales, marketing, general and administrative expenses as a percentage of total revenue stayed at 23.5% for the first nine months of fiscal 2006, in comparison to the same period in fiscal 2005.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Restructuring Charges

On January 19, 2005, the Company announced a world-wide restructuring program as described in Note 6 of the Notes to Condensed Consolidated Financial Statements. The Company recorded an additional charge of $0.3 million related to severance and fringe benefits and a charge of $0.3 million related to lease termination and legal expenses for the first nine months of fiscal 2006, partially offset by a $(0.4) million adjustment primarily related to its estimates of severance related costs. The Company expects to substantially complete its restructuring program by the end of fiscal 2006.

Profit from Operations

Profit from operations for the first nine months of fiscal 2006 increased $7.8 million to $20.8 million from $13.0 million for the same period in fiscal 2005. Operating profit as a percentage of total revenue for those time periods increased to 10.7% from 6.3%. The increase was mainly due to a $9.1 million decrease in operating expenses primarily resulting from payroll savings realized from the 2005 Restructuring as discussed above, partially offset by a $1.3 million reduction in gross profit primarily due to lower revenue.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest income (expense), net for the first nine months of fiscal 2006 decreased $0.1 million to ($16.0) million from ($16.1) million for the same period in fiscal 2005. The decrease was primarily due to a $0.5 million decrease of interest expense related to the Note payable to Lucent Technologies, which has been fully paid off in the first quarter of fiscal 2006 and a $0.3 million interest expense decrease related to the Senior Notes as a result of the repurchase (see Note 8). Interest income increased $0.2 million as a result of an overall increase in interest rates and higher cash balances period over period. This was offset by $0.9 million amortization expense increase pertaining to the debt discount related to certain redemption and change of control features in our Senior Notes, which have been determined to be embedded derivatives, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities.

Other income (expense), net for the first nine months of fiscal 2006 increased $0.6 million to $1.2 million from an expense of $0.6 million for the same period in fiscal 2005. The increase was mainly due to a $1.3 million loss related to the Senior Notes as a result of the repurchase (see Note 8) in fiscal 2006 and a $0.9 million unfavorable foreign exchange impact in the first nine months of fiscal 2006 in comparison to a $0.7 million favorable foreign exchange impact during the same period in fiscal 2005. This was offset by $1.4 million income resulting from the change in fair value of embedded derivatives related to the Senior Notes discussed above and $0.2 million increase in other income mainly resulting from asset disposals. In first nine months of fiscal 2006, there was $0.5 million income resulting from the sale of capital stock of Stratus Mexico, S.A. de C.V. and $0.1 million of licensing revenue related to the Trademark and Licensing Agreement with Stratus Mexico, S.A. de C.V. which had no impact in the same period in fiscal 2005.

Provision for Income Taxes

Provision for income taxes for the nine months ended November 27, 2005 was $1.1 million in comparison to $0.9 million for the same period in fiscal 2005. The effective tax rate was 30.8% in the third quarter of fiscal 2006 compared to 26.3% in fiscal 2005. The effective tax rate for the first nine months of fiscal 2006 was lower than the statutory rate primarily as a result of a reduction in the tax reserves, offset by realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions. For the same period in fiscal 2005, a tax provision was recorded against a loss before taxes as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and foreign jurisdictions offset by reducing the estimated tax reserves. In the nine months ended November 27, 2005 and the same period for fiscal 2005, the Company reduced the tax reserves by $0.4 million and $0.8 million, respectively, as a result of the expiration of the statute of limitations to specific tax years.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. We adjust these estimates based on our assessment of changing facts and circumstances; however, due to the complexity of these uncertainties, ultimate resolution may result in payments that are materially different from our current estimates.

The Company is currently undergoing a routine tax examination of the income tax returns of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork is still underway. The Company anticipates that the examination may be completed during fiscal 2006 or early fiscal 2007. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact of the Company’s liability for income taxes cannot presently be determined; however the Company believes its accrued income tax liabilities are adequate.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Liquidity and Capital Resources

Cash and cash equivalents for the first nine months of fiscal 2006 decreased $10.8 million compared to an increase of $5.4 million for the same period of fiscal 2005. This decrease in fiscal 2006 was primarily due to $26.4 million net cash used in financing activities and $7.2 million net cash used in investing activities, partially offset by $22.2 million net cash provided by operations and $0.6 million favorable exchange rate change. The increase in cash provided by operations was mainly due to improved net working capital, offset by an increase in restructuring payments. The Company holds cash and cash equivalents predominantly in U.S. dollars, Euro, Japanese yen and British pound sterling.

During the first nine months of fiscal 2006, the Company generated $22.2 million net cash from operating activities compared to $18.9 million for the same period in fiscal 2005, an increase of $3.3 million. This increase was due to a $5.6 million increase in net income (loss) net of adjustments to reconcile to net cash provided by operating activities and a $4.5 million increase in cash resulting from the net change in accounts receivable combined with the net change in deferred revenue, which was primarily due to improved collection processes. The increase was offset by a net change in the other assets and liabilities of $6.8 million which was primarily due to restructuring payments of $9.0 million and tax payments of $1.8 million for years prior to fiscal 2006 and other changes of ($4.0) million.

Net cash used in investing activities in the first nine months of fiscal 2006 decreased $2.7 million to $7.2 million, compared to $9.9 million for the same period in fiscal 2005. The decrease in cash used in investing activities in the first nine months of fiscal 2005 was primarily the result of a $1.6 million decrease in the purchase of property and equipment to $6.9 million in comparison to $8.5 million for the same period in fiscal 2005, the reduction of capitalized software development costs of $0.5 million and proceeds from sale of a subsidiary of $0.4 million.

Net cash used in financing activities increased $23.6 million to $26.4 million in the first nine months of fiscal 2006, compared to net cash used in financing activities of $2.8 million for the same period in fiscal 2005. The increase was primarily a result of the $15.5 million repurchase and premium of the Senior Notes (see Note 8) and the $9.5 million payment of the Lucent Note offset by $1.4 million deferred financing fees that were paid during fiscal 2005 and did not exist in fiscal 2006.

Based on the current forecast, we estimate that the cash and cash equivalents at November 27, 2005, together with the $9.0 million cash purchase of ordinary shares by a strategic investor (see Note 13), our available credit facilities and cash flow from operations, will be sufficient to satisfy our future working capital needs, capital expenditures, research and development and debt service requirements for at least the next twelve months, including the repurchase of $5.1 million of the 10.375% Senior Notes (see Note 13). To the extent the Company experiences revenue shortfalls over the next twelve months; we believe we can reduce certain discretionary spending to ensure there are sufficient cash balances and to remain in compliance with the debt covenants associated with our current debt facility. We may incur additional indebtedness from time to time as required to finance working capital needs.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No.43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. SFAS No. 151 is effective for the Company beginning on February 27, 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) specifies that companies must use an option-pricing model to estimate fair value, although it does not specifically require the use of a particular model. Under SFAS No. 123(R), the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à.r.l., will be required to adopt the new statement at the beginning of the first annual period after December 15, 2005 and therefore it will be effective for the Company in Fiscal Year 2007 (beginning on February 27, 2006). As a nonpublic company, the Company intends to apply a prospective transaction method under SFAS No. 123(R), continuing to account for any portion of awards that have not been vested by the date that SFAS No. 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method SFAS No. 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement 123, anticipates that the adoption of SFAS No. 123(R) will have an impact on its results of operations.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

In December 2004, the FASB issued FASB Statement No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for the Company beginning on February 27, 2006. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe that its adoption will have a material impact on its financial position or results of operations.

The FASB has issued two FASB Staff Positions (“FSP”) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (“AJCA”) that was signed into law on October 22, 2004. The AJCA allows for temporary dividend deductions equal to 85% of cash dividends received during the tax year from controlled corporations and invested in the United States. The result of this legislation could affect how companies report their deferred tax balances. The first FSP (FSP 109-1) concludes that the tax relief from this legislation should be accounted for as a “special deduction” instead of a tax rate reduction. The second FSP (FSP 109-2) gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109, Accounting for Income Taxes. The Company has completed its evaluation of the provisions of the AJCA. The Company does not expect the repatriation of foreign earnings to have a material effect on the Company’s consolidated financial statements. The Company has no plans to utilize the repatriation provision available under the AJCA at this time.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. It requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principles unless it’s not practical to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. FASB No. 154 is effective for the Company beginning on February 27, 2006. The adoption of FASB No. 154 is not expected to have a material impact on the Company’s results of operations or financial condition.

In June 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB 143, Accounting for Asset Retirement Obligations, specifically FSP 143-1, Accounting for Electronic Equipment Waste Obligations (hereinafter “FSP 143-1”). FSP 143-1 addresses the accounting for end-user related obligations associated with Directive 2002/96/EC, Waste Electrical and Electronic Equipment, which was adopted by the European Union (EU). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced. Depending upon the law adopted by the particular country, upon replacement, the waste management obligation for that equipment may be transferred to the producer of the related equipment. The user retains the obligation if it does not replace the equipment. The FSP provides guidance on how to account for the effects of the Directive, but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on the Company’s results of operations or financial condition for countries that have adopted the law and is not expected to have a material impact for countries that have not adopted the law.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information

In the ordinary course of business, our exposure to market risks is limited and is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rate and foreign currency exchange rates. Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure. In general, appreciation of the U.S. dollar relative to another currency has an adverse effect on our revenue and operating profit, while depreciation of the U.S. dollar has a positive effect.

Quantitative Information

During the first nine months of fiscal 2006, the nine-month average rate of the U.S. dollar appreciated approximately 4.8% against the Euro, 3.9% against the British pound sterling and 3.9% against the Japanese yen. During the first nine months of fiscal 2005, the U.S. dollar appreciated approximately 2.3% against the Euro, approximately 2.6% against the British pound sterling and 0.7% against the Japanese yen. During the third quarter of fiscal 2006, the average rate of the U.S. dollar appreciated approximately 1.1% against the Euro, 1.1% against the British pound sterling and 3.4% against the Japanese yen. During the third quarter of fiscal 2005, the U.S. dollar depreciated approximately 2.5% against the Euro, approximately 0.1% against the British pound sterling and 1.1% against the Japanese yen.

The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a slightly negative impact on our results of operations in the nine-month period ending November 27, 2005 and the same nine-month period of fiscal 2005.

The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a slightly negative impact on our results of operations in the three-month period ending November 27, 2005 and a slightly positive impact for the same three-month period of fiscal 2005.

Continued strengthening of the U.S. dollar, if prolonged against currencies in which we have revenue, particularly the Euro and Japanese yen, would have a negative impact on our revenue expressed in U.S. dollars. Conversely, weakening of the U.S. dollar, if prolonged against currencies in which we have revenue, would have a positive impact on our revenue expressed in U.S. dollars. In addition to the impact of exchange rate fluctuations on our results of operations discussed above, our balance sheet is also affected by the translation into U.S. dollars for financial reporting purposes of the shareholder’s equity of our foreign subsidiaries that are denominated in currencies other than the U.S. dollar. In general, this translation increases our shareholders’ equity when the U.S. dollar depreciates, and affects shareholders’ equity adversely when the U.S. dollar appreciates against the relevant other currencies (period-end rate to previous period-end rate).

We enter into forward foreign exchange contracts to reduce our exposure to foreign currency risks associated with our intercompany and net asset positions. The maturities of foreign exchange contracts generally do not exceed six months. Foreign currency transaction gains and losses, which are included in other income (expense), net of unrealized and realized gains and losses on forward foreign exchange contracts, were a net loss of $0.1 million and $0.9 million during the three-month and nine-month periods of fiscal 2006 and a net gain of $1.2 million and $0.7 million during the three-month and nine-month periods of fiscal 2005, respectively. We do not hold or issue financial instruments for trading purposes. As of November 27, 2005 and February 27, 2005, we had approximately $7.3 million and $8.1 million, respectively, of net forward foreign exchange contracts outstanding, predominantly in European currencies and Japanese yen.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Item 4. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures. Our disclosure controls and procedures were not yet effective as described in Item 15 (a) of our Annual Report for the fiscal year ended February 27, 2005. Our management, with the participation of our Chief Executive Officer, (“CEO”), Chief Financial Officer, (“CFO”), and Chief Accounting Officer (“CAO”), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of November 27, 2005. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO, CFO, and CAO concluded that, while we believe we have taken the appropriate remedial actions to correct our material control weaknesses related to our financial reporting closing process and revenue recognition controls, additional time is required to ensure these controls are operating as intended. Therefore, we cannot conclude as of November 27, 2005 that our disclosure controls and procedures were effective.

(b)	Changes in Internal Controls. The Company has largely implemented the improvements in internal control that are needed to address the material internal control weaknesses related to our financial reporting closing process and revenue recognition controls. We believe that additional time will be required for the full impact of these actions to take effect.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

PART II. OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

We are currently not involved, nor have we during the period covered by this quarterly report been involved in any litigation or arbitration proceedings that have, or in the period covered by this quarterly report, have had, a significant effect on our consolidated financial position, results of operation or cash flow.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On November 25, 2005, Stratus SA entered into a Share Purchase and Shareholder Agreement (the “Share Purchase Agreement”) with NEC Corporation (“NEC”). Under the Share Purchase Agreement, NEC agreed to purchase 1,989,940 shares of Stratus SA Ordinary Stock, par value US$1.50 per share, at a purchase price of $4.52 per share for an aggregate purchase price of $9,000,000. The transaction closed on December 7, 2005. The offer and sale of the securities to NEC are exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof.

Item 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At an ordinary shareholder meeting held on August 31, 2005 in Luxembourg, the sole shareholder of the Company, Stratus Technologies Group, S.A., voted all of its 2,400,501 shares in favor of approving the Company’s annual financial accounts for the fiscal year ended February 27, 2005 and approving the managers report with respect to the Company’s fiscal year 2005 accounts.

Item 5. OTHER INFORMATION

On November 25, 2005, Stratus SA entered into a Share Purchase and Shareholder Agreement with NEC as disclosed on Form 6-K filed with the Securities and Exchange Commission on December 1, 2005.

On November 25, 2005, Stratus Bermuda entered into a Collaboration and Licensing Agreement with NEC as disclosed on Form 6-K filed with the Securities and Exchange Commission on December 1, 2005.

On November 25, 2005, Stratus Ireland entered into a Purchase and Distribution Agreement with NEC as disclosed on Form 6-K filed with the Securities and Exchange Commission on December 1, 2005.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

ITEM 6. EXHIBITS AND REPORTS

The Exhibits to this Report are as follows:

3	(1) Articles of Association of Stratus Technologies International, S.à r.l., as amended

4(a)	(1) Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee

4(b)	(1) Form of Exchange Note, issued pursuant to Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee.

10(a)	(1) Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(b)	(1) Purchase Agreement, dated as of November 6, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(c)	(1) Revolving Credit Agreement, dated as of November 18, 2003, between Stratus Technologies International S.à r.l., Stratus Technologies, Inc., JPMorgan Chase Bank, as administrative agent, and the other lenders and agents party thereto.

10(d)	(1) Collateral Agreement, dated as of November 18, 2003, executed by Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., Cemprus Technologies, Inc., Cemprus LLC and Stratus Technologies, Inc. in favor of JPMorgan Chase Bank, as administrative agent.

10(e)	(1) Parent Guarantee, dated as of November 18, 2003, executed by Stratus Technologies Group, S.A., Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., in favor of JPMorgan Chase Bank, as administrative agent.

10(f)	(1) Subsidiary Guarantee, dated as of November 18, 2003, executed by Cemprus Technologies, Inc. and Cemprus LLC in favor of JPMorgan Chase Bank, as administrative agent.

10(g)	(1) Amended and Restated Stockholders Agreement, dated as of May 23, 2003, between Stratus Technologies Group, S.A., Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp., MidOcean Capital Partners Europe L.P. (f/k/a DB Capital Partners Europe, L.P.) and certain management stockholders party thereto.

10(h)	(1) Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 3, February 27, 2003

10(i)	(1) Form of Employee Stock Option Agreement, as amended

10(j)	(1) Form of Management Stock Option Agreement, as amended

10(k)	(1) Assignment and Assumption Agreement, dated as of February 1999, between Stratus Computer, Inc. and Stratus Computer (DE), Inc.

10(l)	(1) Manufacturing Services and Product Supply Agreement between Benchmark Electronics, Inc., a Texas corporation, BEI Electronics Ireland Limited, a private unlimited company organized under the laws of the Republic of Ireland and Stratus Technologies Ireland Limited dated February 27, 2002.

10(m)	(1) Manufacturing Agreement, dated as of April 14, 2000, effective as of June 16, 1999, and First Amendment dated April 30, 2002, between Solectron South Carolina, a South Carolina corporation, and Stratus Technologies Ireland Ltd.

10(n)	(2) Waiver dated October 15, 2004 to the Revolving Credit Agreement dated November 18, 2003 among Stratus Technologies, Inc., Stratus Technologies International S.à r.l., the several lenders from time to time parties thereto and JPMorgan Chase Bank.

10(o)	#(2) Second Amendment to the Manufacturing Agreement for Build-To-Print Systems by and between Solectron South Carolina and Stratus Technologies Ireland Limited dated October 13, 2004.

10(p)	#(3) Amendments to the Services and Supply Agreement by and between Benchmark Electronics, Inc., and Stratus Technologies Ireland Limited, the first of which was effective as of January 31, 2005, and the second of which was effective as of May 31, 2005.

10(r)	#(4) Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc., effective September 1, 2005.

31.1	Certification of Principal Executive Officer pursuant to Rule 15d-14(a)

31.2	Certification of Principal Financial Officer pursuant to 15d-14(a)

32.1	Certifications pursuant to 18 U.S.C. 1350

1.	Previously filed with the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on February 12, 2004.
2.	Previously filed with the quarterly report on Form 6-K, as filed with the Securities and Exchange Commission on March 15, 2005.
3.	Previously filed with the current report on Form 6-K, as filed with the Securities and Exchange Commission on August 4, 2005.
4.	Previously filed with the current report on Form 6-K, as filed with the Securities and Exchange Commission on September 13, 2005.
#	Confidential treatment was requested for portions of these exhibits. Omitted material was filed separately with the Securities and Exchange Commission.

Exhibit 31.1

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Certifications

I, David J. Laurello, certify that:

1. I have reviewed this quarterly report for the third quarter of fiscal year 2006 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 6, 2006

/s/ David J. Laurello
David J. Laurello
Chief Executive Officer

Exhibit 31.2

Certifications

I, Robert C. Laufer, certify that:

1. I have reviewed this quarterly report for the third quarter of fiscal year 2006 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January 6, 2006

/s/ Robert C. Laufer
Robert C. Laufer
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the quarterly report for the third quarter of fiscal year 2006 on Form 6-K (the “Report”) of Stratus Technologies International S.à. r.l. (the “Company”), as filed with the Securities and Exchange Commission, David J. Laurello, Chief Executive Officer of the Company and Robert C. Laufer, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ David J. Laurello
Name:	David J. Laurello
Title:	Chief Executive Officer
Date:	January 6, 2006

/s/ Robert C. Laufer
Name:	Robert C. Laufer
Title:	Chief Financial Officer
Date:	January 6, 2006